FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of May 2003


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
                             Exchange Act of 1934.


BG GROUP PLC
2003 FIRST QUARTER RESULTS
--------------------------------------------------------------------------------

"BG has made an excellent start to the year, continuing to deliver strong organic growth."

                                                  Sir Richard Giordano, Chairman

                                HIGHLIGHTS

--------------------------------------------------------------------------------
                                             First Quarter
Results excluding exceptional items*      2003         2002
                                          GBPm         GBPm


Turnover                                   778          634         +23%

Total operating profit                     318          220         +45%

Earnings (i)                               179          133         +35%

Earnings per share (i)                     5.1 p        3.8 p       +34%


 i) 2003 incorporates the GBP16 million effect of the North Sea tax surcharge. Excluding this surcharge and exceptional items, earnings would have risen by 47%.

-   Total operating profit up GBP98 million (45%).
- Strong organic growth reflected in an 18% increase in total operating profit at constant US$/UKGBP exchange rates and upstream prices.
-   E&P production volumes grew by 15% to 37.2 mmboe.
-   Production commenced from the Scarab Saffron fields in Egypt.
-   In the North Sea, the Apollo and Seymour fields commenced production.
-   Atlantic LNG Train 3 in Trinidad commenced production on 28 April.
- Good progress made in securing long-term LNG supply to Lake Charles in the USA.
- Sale agreed for entire interest in the North Caspian PSA, including the Kashagan field, for $1.23 billion.
-   Sale agreed for Bacton area assets, in the North Sea, for $135 million.

* For details of exceptional items see the consolidated profit and loss account.

BUSINESS REVIEW

The  results   discussed  in  this  Business  Review  relate  to  BG's  Business
Performance. For the impact of exceptional items see the consolidated profit and loss account .


GROUP RESULTS
--------------------------------------------------------------------------------

                                                 First Quarter
                                              2003           2002
                                              GBPm           GBPm


Turnover                                       778            634        +23%

Total operating profit :
    Exploration and Production                 264            175        +51%
    Liquefied Natural Gas                       10              4       +150%
    Transmission and Distribution               13              4       +225%
    Power Generation                            37             36         +3%
    Other activities                            (6)             1          -
                                        ----------     ----------
                                               318            220        +45%

Net interest                                   (22)           (20)        +10%
Tax                                           (118)           (69)        +71%
Earnings                                       179            133         +35%
Earnings per share                             5.1 p          3.8 p       +34%

Capital investment                             229            507         -55%


BG delivered a 35% increase in earnings reflecting strong E&P volume growth (15%) and higher upstream prices, partially offset by the impact of the weaker US$. Good progress across the Group contributed to an excellent start to the year.

Total operating profit rose by 45% and at constant US$/UKGBP exchange rates and upstream prices, total operating profit would have increased by 18%.

The net interest charge was GBP2 million higher than in 2002 (see note 3), mainly due to increased borrowings. The tax charge for the quarter was based on an effective tax rate of 40% (2002 34.5%), which incorporated the impact of the North Sea tax surcharge (implemented in the second quarter of 2002). This surcharge increased the first quarter tax charge by GBP16 million.

Earnings rose by 35% including the impact of the North Sea tax surcharge. Excluding this surcharge, earnings would have risen 47%.

Cash inflow from operating activities increased by GBP129 million to GBP357 million reflecting the increase in operating profit. Capital investment was lower as 2002 included the acquisition of our India E&P assets (GBP247 million). As at 31 March 2003, net borrowings were GBP942 million and gearing was 20.8%. Net borrowings included non-recourse borrowings of GBP402 million, of which GBP287 million was attributable to MetroGAS.


EXPLORATION AND PRODUCTION

--------------------------------------------------------------------------------

                                                    First Quarter
                                                 2003           2002

Production volumes (mmboe)                       37.2           32.3      +15%

Turnover (GBPm)                                   458            371      +23%
Total operating profit (GBPm)                     264            175      +51%

Average realised oil price per barrel        GBP20.42       GBP14.85)     +38%
                                              ($32.82)       ($21.24      +55%
Average realised gas price per produced therm   15.21 p        15.68 p     -3%

Lifting costs per boe                         GBP1.00        GBP0.98       +2%
                                               ($1.60)        ($1.41      +13%

Operating expenditure per boe                 GBP1.90        GBP2.00       -5%
                                               ($3.05)       ($2.86)       +7%


Lifting costs are defined as operating expenditure excluding royalties, tariffs and insurance. Additional Operating and Financial Data is given following note 7.

Production increased by 15% (4.9 mmboe) with new production from the North Coast Marine Area and Juno and a full quarter's production from the Panna/Mukta, Tapti and Jade fields.

Turnover and operating profit were up 23% and 51%, respectively, as the impact of volume growth and higher realised oil prices was partially offset by adverse exchange rate movements. The average realised gas price per produced therm was down 3%, as seasonally high spot gas prices were more than offset by the anticipated decrease in contract gas prices in the UK. At constant prices and US$/UKGBP exchange rates, operating profit would have increased by 17%.

Unit operating expenditure fell by 10 pence per boe. In US$ terms, underlying unit operating expenditure fell by around 5 cents per boe at constant exchange rates. The exploration charge of GBP16 million was GBP5 million lower reflecting the timing of the 2003 exploration campaign.

Capital investment of GBP168 million (2002 GBP458 million including the acquisition of our India E&P assets) was primarily related to continuing investment in Kazakhstan, West Delta Deep, Miskar and the Easington Catchment Area (ECA).

The Scarab Saffron fields commenced production on 29 March delivering gas into the Egyptian domestic market. In the UK North Sea, the Seymour field commenced gas production on 15 March from a single well drilled from the Armada platform.

Apollo, the fourth field in the Juno development (Phase 2 of ECA) came on-stream on 20 April. All eight of the Juno development wells are expected to be completed by the end of the third quarter 2003.

In March, BG announced agreements to sell its entire interest in the North Caspian Sea PSA, which includes the Kashagan field, to CNOOC and Sinopec for a total consideration of $1.23 billion. Certain of the existing partners have exercised their pre-emption rights in relation to the transaction with CNOOC and will therefore acquire one half of BG's interest on the same terms as agreed with CNOOC. The pre-emption period for the transaction with Sinopec is ongoing. Completion of the transaction is subject to approval from the relevant governmental authorities.

On 24 April, BG announced that it had agreed to sell a number of UK southern North Sea gas production assets to Perenco for $135 million. The sale includes BG's interest in 11 non-operated fields and associated facilities including the Bacton Terminal. This sale will permit BG to concentrate on assets having a longer remaining production life.

In Egypt, the EPIC contract for the construction of the offshore facilities for the Simian Sienna fields was awarded on 1 May. The onshore EPC is expected to be awarded at the end of May.

Since the start of the year, six exploration and appraisal wells have completed drilling and been evaluated, with an 83% success rate.


LIQUEFIED NATURAL GAS

--------------------------------------------------------------------------------

                                              First Quarter
                                           2003           2002
                                           GBPm           GBPm


Turnover                                    133             39           +241%

Total operating profit:
  Shipping and marketing                      2              2              -
  Atlantic LNG                               14              6           +133%
  Other including business development       (6)            (4)           -50%
                                      ---------      ---------
                                             10              4           +150%

Capital investment                           41             17           +141%



The rise in turnover reflected increased activity in LNG shipping and marketing.

Total operating profit was GBP6 million higher. Operating profit from Atlantic LNG (ALNG) was up GBP8 million to GBP14 million due to the addition of Train 2 and the impact of higher US gas prices. Shipping and marketing profit of GBP2 million was in line with 2002 as an improved performance from the Lake Charles business was offset by lower shipping charter rates.

Capital investment in the quarter related to four trains of LNG - ALNG Trains 3 and 4 and ELNG Trains 1 and 2.

At present, BG LNG Services, LLC (BGLS) is utilising the regasification capacity at Lake Charles by purchasing spot and short-term cargoes. During the quarter, although US gas prices were strong, high worldwide demand resulted in fewer spot cargoes being available for the US market. Lake Charles was successful in securing cargoes from ALNG and other sources. A substantial number of cargoes for supply in the second and third quarters of this year have already been secured.

BGLS intends to fill the base capacity at Lake Charles with long-term contracts and to use spot cargoes to take advantage of any spare capacity.

On 12 May, BGLS signed a Memorandum of Understanding with Nigeria LNG Limited to acquire 2.5 million tonnes of LNG per annum for 20 years from the NLNG Plus project (Trains 4 and 5 of Nigeria LNG), which are currently under construction and due to commence production in 2005 or early 2006. It is anticipated that the agreement will also give BGLS the right to take excess volumes from the first three trains that are not taken by existing long-term buyers.

In addition, BG has signed a Letter of Understanding with Marathon Offshore Alpha Limited, to acquire 3.4 million tonnes of LNG per annum from a proposed LNG export project in Equatorial Guinea for a period of 17 years beginning in 2007. It is intended that BG will have destination flexibility for this LNG.

These two transactions are a significant step in establishing a competitive supply portfolio for Lake Charles. Discussions continue with other suppliers of LNG, including ALNG Train 4 and ELNG Train 2. We expect to announce further progress on the supply portfolio later this year.

On 21 March, the proposed expansion of the Lake Charles facility by its operator, CMS, received approval for construction to commence from the Federal Energy Regulatory Commission. BGLS is the customer for the expansion, which will increase vaporisation capacity from 630 mmscfd to 1.2 bcfd. Construction is expected to be complete by the end of 2005.

Train 3 of ALNG commenced production on 28 April. Discussions continue with the Government of Trinidad and Tobago and the ALNG partners regarding Train 4 and approval is expected shortly.

On 17 April, BG extended an existing agreement with the National Iranian Gas Export Company to participate in a proposed Iranian LNG liquefaction plant. This facility has the potential to be a further source of competitively priced LNG for BG's growing LNG business.


TRANSMISSION AND DISTRIBUTION

--------------------------------------------------------------------------------

                                               First Quarter
                                            2003           2002
                                            GBPm           GBPm

Turnover                                     137            147           -7%
Total operating profit                        13              4         +225%
Capital investment                            18             14          +29%


Volumes continued to grow strongly at Comgas, Gujarat Gas and Phoenix Natural Gas and excluding MetroGAS, turnover rose by 7% despite the significantly weaker Real.

In local currency, Comgas' profit increased by 14%, underpinned by 15% volume growth. Sterling-reported profit of GBP5 million was GBP2 million lower than in 2002, having been adversely impacted by currency depreciation (GBP3 million) and the deferral of cost pass-through (GBP7 million) where regulatory approval is pending.

MetroGAS' operating result improved by GBP1 million excluding a one-off charge for doubtful debts in 2002 (GBP8 million). MetroGAS' results continue to reflect the difficult economic and regulatory environment in Argentina. Volumes were also negatively impacted by the displacement of gas-produced power by hydro-electric power.

Capital investment in the quarter was principally on the expansion of the Comgas distribution network, financed by the operating cash flows of the business and Comgas' existing lines of credit. During the quarter, Comgas connected 3,772 new customers within the residential, small business, industrial and NGV segments.

In Northern Ireland, Phoenix Natural Gas increased its customer base by 3,945 during the first quarter to 55,302.


POWER GENERATION
--------------------------------------------------------------------------------

                                            First Quarter
                                         2003            2002
                                         GBPm            GBPm

Turnover                                   51              58        -12%
Total operating profit                     37              36         +3%
Capital investment                          1              16        -94%



Both turnover and costs reduced at Premier Power following the planned decommissioning of a redundant unit in 2002. BG's share of operating profit in joint ventures and associated undertakings was up GBP1 million following the start-up of the San Lorenzo power station in the fourth quarter of 2002.

The new Premier Power 600 MW CCGT power plant is expected to enter into full commercial operation in June, replacing 600 MW of existing capacity.

OTHER ACTIVITIES

Other activities comprise New Business development expenditure and certain corporate costs.

Other activities made a loss of GBP6 million (2002 GBP1 million profit). The 2002 profit included the release of a provision for doubtful debts (GBP8 million) relating to MetroGAS, which was offset within Transmission and Distribution.

OUTLOOK

"It has been an excellent first quarter for BG, with the strong operating performance being driven by further steady progress with delivery of the growth programme, aided by firm prices.

"Building upon the excellent performance already achieved this year with the delivery of Scarab Saffron and ALNG Train 3, the Karachaganak full field development remains on track to commence operations in the third quarter of this year. We remain confident of meeting our 2003 targets."

                                                            Sir Richard Giordano
                                                                     13 May 2003

LEGAL NOTICE

These  results  include  "forward-looking  information"  within  the  meaning of
Section 27A of the US Securities Act of 1933, as amended and Section 21E of the US Securities Exchange Act of 1934, as amended. Certain statements included in these results, including without limitation, those concerning (i) strategies, outlook and growth opportunities, (ii) positioning to deliver future plans and to realise potential for growth, (iii) delivery of the performance required to achieve the 2003 and 2006 targets, (iv) development of new markets, (v) the development and commencement of commercial operations of new projects, (vi) liquidity and capital resources, (vii) plans for capital and investment expenditure and (viii) statements preceded by "expected", "scheduled", "targeted", "planned", "proposed", "intended" or similar statements, contain certain forward-looking statements concerning operations, economic performance and financial condition. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, (i) changes in economic, market and competitive conditions, including oil and gas prices, (ii) success in implementing business and operating initiatives, (iii) changes in the regulatory environment and other government actions, including UK and international corporation tax rates, (iv) a major recession or significant upheaval in the major markets in which BG Group operates, (v) the failure to ensure the safe operation of assets worldwide, (vi) implementation risk, being the challenges associated with delivering capital intensive projects on time and on budget, including the need to retain and motivate staff, (vii) commodity risk, being the risk of a significant fluctuation in oil and/or gas prices from those assumed,
(viii) fluctuations in exchange rates, in particular the US$/UK GBP exchange rate being significantly different to that assumed, (ix) risks encountered in the gas and oil exploration and production sector in general, (x) business risk management and (xi) the Risk Factors included in BG Group's Annual Report and Accounts 2002. BG Group undertakes no obligation to update any forward-looking statements.

No part of these results constitutes or shall be taken to constitute an invitation or inducement to invest in BG Group plc or any other entity and must not be relied upon in any way in connection with any investment decision.

SUPPLEMENTARY INFORMATION

                                   Definitions

In these results:

bcf      billion cubic feet
bcfd     billion cubic feet per day
bcmpa    billion cubic metres per annum
boe      barrels of oil equivalent
boepd    barrels of oil equivalent per day
bopd     barrels of oil per day
CCGT     combined cycle gas turbine
DCQ      daily contracted quantity
DTI      Department of Trade and Industry
E&P      Exploration and Production
EPC      engineering, procurement and construction
EPIC     engineering, procurement, installation and commissioning
FEED     front end engineering design
GW       gigawatt
LNG      Liquefied Natural Gas
m        million
mmboe    million barrels of oil equivalent
mmcfd    million cubic feet per day
mmcmd    million cubic metres per day
mmscfd   million standard cubic feet per day
mmscm    million standard cubic metres
mmscmd   million standard cubic metres per day
mtpa     million tonnes per annum
MW       megawatt
ROACE    return on average capital employed
T&D      Transmission and Distribution
PSA      production sharing agreement
UKCS     United Kingdom Continental Shelf



CONSOLIDATED PROFIT AND LOSS ACCOUNT
- FIRST QUARTER

---------------------------------------------------------------------------------------------------
                                                 2003                               2002
                                 Total   Excep-tional       Busi-   Total   Excep-tional     Busi-
                                                items        ness                  items      ness
                                                          perfor-                          perfor-
                                                            mance                            mance
                           Notes    GBPm         GBPm        GBPm    GBPm           GBPm      GBPm


Turnover                   2       778              -         778     634              -       634
Operating costs                   (507)             -        (507)   (449)             -      (449)
                                 ------------------------------------------------------------------
Group operating profit     2       271              -         271     185              -       185
Share of operating profits 2        47              -          47      35              -        35
less
   losses in joint
ventures and
associated undertakings
                                 ------------------------------------------------------------------
Total operating profit     2       318              -         318     220              -       220
Loss on disposal of fixed            -              -           -      (3)            (3)        -
assets
                                 ------------------------------------------------------------------
Profit on ordinary                 318              -         318     217             (3)      220
activities
Net interest               3       (22)             -         (22)    (20)             -       (20)
                                 ------------------------------------------------------------------
Profit on ordinary                 296              -         296     197             (3)      200
activities  before
taxation
Tax on profit on ordinary  4      (118)             -        (118)    (69)             -       (69)
activities
                                 ------------------------------------------------------------------
Profit on ordinary                 178              -         178     128             (3)      131
activities  after taxation
Minority shareholders'               1              -           1       2              -         2
interest
                                 ------------------------------------------------------------------
Earnings                                            -         179     130             (3)      133
                                   179
                                 ------------------------------------------------------------------
Earnings per ordinary      5      5.1p              -        5.1p    3.7p           (0.1)p     3.8p
share (i)


i) There is no difference between basic and diluted earnings per ordinary share.


CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES - FIRST QUARTER

---------------------------------------------------------------------------------------------------
                                                       2003                           2002
                                                       GBPm                           GBPm

Earnings                                                179                            130
Currency translation adjustments (i)                     47                            (62)
---------------------------------------------------------------------------------------------------
Total recognised gains and losses                       226                             68
---------------------------------------------------------------------------------------------------


 i) The movement in 2003 includes the retranslation of the Group's net investments in Comgas (GBP15 million) (2002 GBP(7) million) and MetroGAS (GBP13 million) (2002 GBP(64) million).



CONSOLIDATED BALANCE SHEET

-----------------------------------------------------------------------------------------
                                                                                   As at
                                                     31 Mar                       31 Dec
                                                       2003                         2002
                                                       GBPm                         GBPm
 Fixed assets:
  Intangible assets                                     841                          812
  Tangible assets                                     4,261                        4,102
  Investments                                           774                          742
                                   ------------------------     ------------------------
                                                      5,876                        5,656
Current assets:
  Stocks                                                114                          105
  Debtors: amounts falling due within one year          671                          661
  Debtors: amounts falling due after one year            96                           93
  Investments                                           192                          127
  Cash at bank and in hand                              191                          141
                                   ------------------------     ------------------------
                                                      1,264                        1,127
Creditors: amounts falling due within one year:
  Borrowings                                           (730)                        (580)
  Other creditors                                    (1,017)                        (999)
                                   ------------------------     ------------------------
                                                     (1,747)                      (1,579)
-----------------------------------------------------------------------------------------
Net current liabilities                                (483)                        (452)
-----------------------------------------------------------------------------------------
Total assets less current liabilities                 5,393                        5,204

Creditors: amounts falling due after more than
one year:
  Borrowings                                           (595)                        (690)
  Other creditors                                      (184)                        (190)
                                   ------------------------     ------------------------
                                                       (779)                        (880)

Provisions for liabilities and charges               (1,020)                        (976)
----------------------------------------------------------------------------------------
                                                      3,594                        3,348
----------------------------------------------------------------------------------------
CAPITAL AND RESERVES
BG shareholders' funds                                3,550                        3,324
Minority shareholders' interest                          44                           24
----------------------------------------------------------------------------------------
                                                      3,594                        3,348
----------------------------------------------------------------------------------------



MOVEMENT IN BG SHAREHOLDERS' FUNDS
- FIRST QUARTER

                                                            2003                      2002
                                                            GBPm                      GBPm

Profit for the financial period                              179                       130
Issue of shares                                                -                         1
Currency translation adjustments                              47                       (62)
------------------------------------------------------------------------------------------
Net increase in BG shareholders' funds for the               226                        69
financial period
BG shareholders' funds as at 1 January                     3,324                     3,406
------------------------------------------------------------------------------------------
BG shareholders' funds as at 31 March                      3,550                     3,475
------------------------------------------------------------------------------------------


CONSOLIDATED CASH FLOW STATEMENT
- FIRST QUARTER

------------------------------------------------------------------------------------------
                                                            2003                      2002
                                                            GBPm                      GBPm

Total operating profit                                       318                       220
Less: share of operating profit in joint ventures and        (47)                      (35)
associated    undertakings
------------------------------------------------------------------------------------------
Group operating profit                                       271                       185
Depreciation and amortisation                                 96                        99
Provisions and other non-cash flow items                       5                        (1)
Working capital                                              (15)                      (55)
------------------------------------------------------------------------------------------
Cash flow from operating activities                          357                       228

Dividends from joint ventures and associated                  10                         -
undertakings

Returns on investments and servicing of finance (i)           (2)                       (7)

Tax paid                                                     (63)                      (47)

Capital investment (ii) (iii)                               (229)                     (426)

Proceeds from sales of assets (iv)                             3                         3

Management of liquid resources                               (64 )                     272
------------------------------------------------------------------------------------------
Net cash flow before financing                                12                        23
Changes in share capital                                       -                         1
Shares issued to minority interests                            2                         2
Net movement in gross borrowings                              29                       (55)
                                        ------------------------  ------------------------
Net cash flow from financing activities                       31                       (52)
------------------------------------------------------------------------------------------
NET MOVEMENT IN CASH                                          43                       (29)
Opening cash                                                 141                        92
Changing values of currency                                    7                        (1)
------------------------------------------------------------------------------------------
CLOSING CASH                                                 191                        62
------------------------------------------------------------------------------------------


i)   Includes capitalised interest of  GBP5 million (2002 GBP3 million).
ii)  Includes loans to joint ventures and associated undertakings.
iii) In 2002, includes cash acquired of GBP57 million on the purchase of a subsidiary undertaking.
iv)  Includes repayment of loans by joint ventures and associated undertakings.


RECONCILIATION OF NET BORROWINGS
- FIRST QUARTER

--------------------------------------------------------------------------------------------
                                                                                        GBPm

Net borrowings as at 1 January 2003                                                   (1,002)
Net increase in cash in the period                                                        43
Cash outflow from the management of liquid resources                                      64
Cash inflow from change in gross borrowings                                              (29)
Foreign exchange                                                                         (18)
--------------------------------------------------------------------------------------------
Net borrowings as at 31 March 2003                                                      (942)
--------------------------------------------------------------------------------------------


Net borrowings attributable to MetroGAS (including Gas Argentino) and Comgas were GBP402 million (1 January 2003 GBP386 million).

As at 31 March 2003, BG's share of the net borrowings in joint ventures and associated undertakings amounted to approximately GBP700 million, including BG shareholder loans of approximately GBP350 million. These net borrowings are included in BG's share of the net assets in joint ventures and associated undertakings which are consolidated in BG's accounts.

Notes

1. Basis of preparation

The financial information contained in this quarterly report is unaudited and does not comprise statutory accounts within the meaning of Section 240 of the Companies Act 1985. BG's statutory accounts for the year ended 31 December 2002, which include the unqualified report of the auditors, have been filed with the Registrar of Companies. This results statement has been prepared on the basis of the accounting policies set out in those statutory accounts.

2. Segmental analysis - first quarter


--------------------------------------------------------------------------------------------------
                                                                         2003                 2002
                                                                         GBPm                 GBPm

Turnover excluding share of joint ventures

Exploration and Production                                                458                  371
Liquefied Natural Gas                                                     133                   39
Transmission and Distribution                                             137                  147
Power Generation                                                           51                   58
Other activities                                                            -                   26
Less: intra-group sales                                                    (1)                  (7)
--------------------------------------------------------------------------------------------------
                                                                          778                  634
--------------------------------------------------------------------------------------------------

                      Group operating profit/       Share of operating        Total operating
                             (loss)                profit in joint ventures      profit/(loss)
                                                       and associated
                                                         undertakings

                       2003            2002             2003     2002      2003              2002
                       GBPm            GBPm             GBPm     GBPm      GBPm              GBPm

Exploration and         264             175                -        -       264               175
Production
Liquefied Natural Gas    (4)             (2)              14        6        10                 4
Transmission and          3              (3)              10        7        13                 4
Distribution
Power Generation         14              14               23       22        37                36
Other activities         (6)              1                -        -        (6)                1

--------------------------------------------------------------------------------------------------
                        271             185               47       35       318               220
--------------------------------------------------------------------------------------------------


BG's share of turnover and operating profit in joint ventures for the first quarter was GBP54 million (2002 GBP45 million) and GBP21 million (2002 GBP19 million), respectively.

3. Net interest - first quarter

--------------------------------------------------------------------------------------------------
                                                                     2003                     2002
                                                                     GBPm                     GBPm

Net interest payable on net borrowings                                (13)                     (10)
Interest capitalised                                                    5                        3
--------------------------------------------------------------------------------------------------
                                                                       (8)                      (7)

Unwinding of discount on provisions (i)                                (3)                      (3)
Unwinding of discount on deferred income                               (2)                      (2)
--------------------------------------------------------------------------------------------------
Net interest:    Group                                                 (13)                    (12)
                 Joint ventures                                         (6)                     (6)
                 Associated undertakings                                (3)                     (2)
--------------------------------------------------------------------------------------------------
Total net interest                                                    (22)                     (20)
--------------------------------------------------------------------------------------------------


i) Relates to the unwinding of the discount on provisions in respect of decommissioning, included in the profit and loss account as a financial item within the net interest charge.

4. Taxation - first quarter

The taxation charge for the period before exceptional items was GBP118 million (2002 GBP69 million), representing an effective tax rate of 40% (2002 34.5%) and the taxation charge including exceptional items was GBP118 million (2002 GBP69 million), representing an effective tax rate of 40% (2002 35%).


5. Earnings per ordinary share - first quarter

Reconciliation of earnings and earnings per share including and excluding exceptional items


---------------------------------------------------------------------------------------------
                                            2003                                2002
                                   GBPm            Pence                GBPm            Pence

Earnings                            179              5.1                 130              3.7
Loss on disposals                     -                -                   3              0.1
---------------------------------------------------------------------------------------------
Earnings - excluding                179              5.1                 133              3.8
exceptional items
---------------------------------------------------------------------------------------------

Earnings  and  earnings  per  share  before  interest,   tax,  depreciation  and
amortisation - including and excluding exceptional items

---------------------------------------------------------------------------------------------

                                           2003                               2002
                                   GBPm          Pence                GBPm             Pence

Earnings                            179            5.1                 130               3.7
Minority interest                    (1)             -                  (2)             (0.1)
Tax                                 118            3.3                  69               1.9
Interest                             22            0.6                  20               0.6
Depreciation and                     96            2.7                  99               2.8
amortisation
---------------------------------------------------------------------------------------------
EBITDA - including                  414           11.7                 316               8.9
exceptional items

Loss on disposals                     -              -                   3               0.1
---------------------------------------------------------------------------------------------
EBITDA - excluding                  414           11.7                 319               9.0
exceptional items
---------------------------------------------------------------------------------------------


Earnings per share calculations in 2003 are based on shares in issue of 3,526 million. There is no difference between the figures presented above and diluted earnings per share.

6. Capital investment by region - first quarter

                                                                                     2003        2002
                                                                                     GBPm        GBPm

UK                                                                                     38          70
Kazakhstan                                                                             75          77
Mediterranean Basin                                                                    66          49
Trinidad and Tobago                                                                    27          26
India                                                                                   4         254
Southern Cone of South America                                                         14          12
Other                                                                                   5          19
-----------------------------------------------------------------------------------------------------
                                                                                      229         507
-----------------------------------------------------------------------------------------------------

7. Quarterly information: earnings and earnings per share

---------------------------------------------------------------------------------------------

                                                  2003         2002         2003         2002
                                                  GBPm         GBPm        pence        pence

First quarter
   - including exceptional items                   179          130          5.1          3.7
   - excluding exceptional items                   179          133          5.1          3.8
Second quarter
   - including exceptional items                                 48                       1.4
   - excluding exceptional items                                 55                       1.6
Third quarter
   - including exceptional items                                106                       3.0
   - excluding exceptional items                                106                       3.0
Fourth quarter
   - including exceptional items                                126                       3.6
   - excluding exceptional items                                130                       3.7
---------------------------------------------------------------------------------------------
Full year
   - basic                                                      410                      11.6
   - excluding exceptional items                                424                      12.0
---------------------------------------------------------------------------------------------

Additional Information:
Exploration and production - operating and financial data

------------------------------------------------------------------------------------------------
                                                                      First Quarter
                                                                  2003            2002
Production volumes (mmboe)
    - oil                                                          6.1             5.1      +20%
    - liquids                                                      4.8             4.8         -
    - gas                                                         26.3            22.4      +17%
                                                               -------         -------
    - total                                                       37.2            32.3      +15%
                                                               -------         -------
Average realised oil price per barrel                         GBP20.42        GBP14.85      +38%
                                                               ($32.82)        ($21.24)     +55%

Average realised liquids price per barrel                      GBP9.74         GBP6.20      +57%
                                                               ($15.66)         ($8.87)     +77%

Average realised UK gas price per produced therm                 17.35 p         18.19 p     -5%

Average realised International gas price per produced therm      12.84 p         12.60 p     +2%

Average realised gas price per produced therm                    15.21 p         15.68 p     -3%

Lifting costs per boe*                                         GBP1.00         GBP0.98       +2%
                                                                ($1.60)         ($1.41)     +13%

Operating expenditure per boe                                  GBP1.90         GBP2.00       -5%
                                                                ($3.05)         ($2.86)      +7%

Development expenditure (GBPm)                                     116             160      -28%

Gross exploration expenditure (GBPm)
    - capitalised expenditure                                       48              47       +2%
    - other expenditure                                             12              17      -29%
                                                               -------         -------
    - gross expenditure                                             60              64       -6%
                                                               -------         -------


* Lifting costs are defined as operating expenditure excluding royalties, tariffs and insurance.

BG's exposure to the oil price varies according to a number of factors including the mix of production and sales. Management estimates that, assuming a normal volume mix, a US$1.00 movement in the Brent price would have an impact on operating profit in 2003 of approximately GBP30 million.

BG's exposure to the US$/UKGBP exchange rate varies according to a number of factors including the timing of revenues and costs. Management estimates that for 2003 a 10 cent movement in the US$/UKGBP exchange rate would have an impact on operating profit of around GBP45 million.

Enquiries

Enquiries relating to BG's results,        General enquiries about shareholder
business and financial position            matters should be made to:
should be made to:

Investor Relations Department              Lloyds TSB Registrars
BG Group plc                               The Causeway
100 Thames Valley Park Drive               Worthing
Reading                                    West Sussex
Berkshire                                  BN99 6DA
RG6 1PT
Tel: 0118 929 3025                         Tel: 0870 600 3951
e-mail: invrel@bg-group.com

Financial Calendar

Announcement of 2003 second quarter and half year results           28 July 2003

Announcement of 2003 third quarter results                       6 November 2003


                     BG Group plc website: www.bg-group.com

                               Registered office
                 100 Thames Valley Park Drive, Reading, RG6 1PT
                       Registered in England No. 3690065



                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date:13 May 2003                              By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary